July 20, 2006

VIA EDGAR AND FACSIMILE

Mr. Paul Cline, Senior Accountant
Ms. Margaret Fitzgerald, Staff Accountant
U.S. Securities and Exchange Commission, Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        City National Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
SEC File No. 001-10521

Dear Mr. Cline and Ms. Fitzgerald:

On behalf of City National Corporation (the “Company”), this letter is in response to the comment letter dated June 29, 2006 from Mr. Cline to Mr. Carey with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K”).  The text of your letter has been included for your reference and the Company’s response is presented below each comment.

Note 1: Summary of Significant Accounting Policies

General

1.              Please revise to describe the nature of the line item “International Services” and to describe the accounting policy for recognition of the related fees.

Form 10-K - Note 1 — Proposed Revised Disclosure:

International Services

International services income includes foreign exchange fees, fees on commercial letters of credit and standby letters of credit, foreign collection and other fee income. International services fees are recognized when earned, except for the fees on commercial letters of credit and standby letters of credit which are deferred and recognized into income over the term of the letter of credit.

2.              We note your disclosure on page 2, that you believe your business constitutes only one operating segment.  Please tell us how you considered the guidance in paragraphs 16 through 19 of SFAS 131 to determine that your operations constitute a single operating segment. To the extent that you have aggregated segments, please tell us how you have considered the aggregation criteria outline in paragraph 17.

We believe that our business constitutes only one operating segment. Our conclusion is based on the consideration of the criteria in paragraph 10 and the guidance of the paragraphs 16 through 19 of SFAS No. 131.

We believe that the Company does not have any separate segments that derive their revenues from the lines of business other than the Company’s main line of business activities of providing business banking and related financial services to a homogeneous customer base, including small to mid-size businesses, entrepreneurs, professionals and high net worth individuals. The Company does not pursue traditional retail banking business as in the case with many other banking registrants that are involved in both retail and wholesale services, and therefore reporting those segments separately. A substantial number of clients of the Company, who are using the branch system for deposit activity, are also using the Company for their other personal and/or business needs, which may include borrowing, international, wealth management or other financial services. The management and servicing of these client relationships is performed on an integrated basis using all financial services provided by the Company.

As we concluded that the Company is operating as a single segment, the aggregation criteria outlined in paragraph 17, as well as the guidance in paragraphs 18 and 19, are not applicable.

Private Equity Investments, page A-10

3.              Please revise to disclose the methodology you have utilized to determine the market value of the private equity investments.  In your revisions, please address how you have considered the need for a liquidity discount.

As of December 31, 2005, the carrying value of private equity investments was $5.4 million, with additional unfunded commitments of $16.6 million (total private equity fund commitments of $24.2 million less funded commitments of $7.6 million as disclosed in Note 12 on page A-29 in the Form 10-K).

All of the Company’s private equity investments are in investment fund partnerships; we do not have equity investments made directly in private companies.  We have concluded that we do not have “significant influence” over the investment partnerships as our levels of the partnership interest and position as a limited partner are so minor that we have virtually no influence over partnership operating and financial policies. The revaluation of our investments in these private equity investment partnerships is recorded using the lower of cost or estimated market value.  We rely on the fair value provided by the general partner of each private equity investment partnership as the general partners are more familiar with the financial, operating and business aspects of their non-marketable investments. Based on the valuation methodologies followed by these partnerships, we do not believe that any additional liquidity discounts would be appropriate.

Form 10-K - Note 1, Page A-10 — Proposed Revised Disclosure

Private equity investments are carried at the lower of cost or market and are included in other assets. Private equity investments represent the investments in investment fund partnerships. The market value is determined based on the fair value provided by the general partner of each private equity investment partnership.

Goodwill and Intangibles, page A-11

4.              We note your disclosure that you reduced the goodwill balance due to the restructuring of an investment.  Please revise to more clearly explain the nature of the restructuring, how it resulted in an impairment of goodwill and how management considered this plan in its prior period assessments of goodwill impairment.

During the quarter ended September 30, 2005, we restructured our ownership in one of our investment affiliates. The restructuring was triggered by continued success and growth of the investment affiliate, resulting in our decision to realign the long-term ownership of the affiliate.

Therefore, the reduction of goodwill was not a result of an impairment of our investment but we have reduced goodwill in connection with the change in the ownership structure. Concurrent with the restructuring, City National sold a 12% interest in the affiliate to the existing management shareholders.  After that sale but prior to the restructure of the remaining interests in this limited liability company, City National held a 60% interest in the equity and profits. The partnership arrangements were restructured to significantly increase City National’s share in the affiliate’s profits over the next several years. Thereafter, City National’s profit share will decrease and the management shareholders of the affiliate will receive a higher share of profits as compared to the original partnership arrangement. City National’s equity share in the affiliate does not change in connection with restructuring and significant control rights will remain with City National. Because City National’s share of the profit distributions will decrease at the end of the transition period, we believe the appropriate accounting treatment is to consider the reduction of the share of profits, over time, as the partial disposal of City National’s interest in the affiliate. Accordingly, goodwill is being written down (allocated to the basis of the portion disposed) with every profit distribution received over the transition period.

Total amount of goodwill written down in 2005 relating to the restructuring is $0.8 million. Total incremental increase in net income from the restructuring transaction in 2005 was $0.1 million.

Form 10-K - Note 1 — Proposed Revised Disclosure:

The reduction in goodwill is due to the expiration of certain tax contingencies outstanding at the time of the acquisition of Civic Bank and the sales of additional minority interest in affiliates.  The reduction in goodwill relates to the Company’s decision to restructure one of its investments.  The investment restructuring provides for the minority owners of our investment to receive, over time, a greater share of future, long-term profits in exchange for the Company receiving a greater share of profits over the next several years.  As a result, the Company’s percentage of future profit distributions will decrease after the end of the next transition period. During this transition period, the Company will write down a portion of goodwill relating to this investment due to the restructuring of the ownership.

Note 4: Securities Available-for-Sale, page A-15

5.              We note that you have a line item in your schedule of investments representing US Government and agency securities.  Because the GSE obligations are not backed by the full faith and credit of the US government, we do not believe you should disclose these investments on the same line as obligations of the US Treasury.  Please revise to separately present the obligations of the US Treasury and US government sponsored entities.  Please refer to the December 2005, Current Accounting and Disclosure Issues in the Division of Corporation Finance posted on our website.

We will revise the future filings to separately present Federal Agency securities in securities available-for-sale.

Note 5: Loans, Allowance for Loans Losses, and Reserve for Off-Balance Sheet Credit Commitments, page A-18

6.              Please revise your disclosures to more clearly explain the activity within your off-balance sheet reserves.

The activity within the reserves for off-balance sheet credit commitments represents the additional provision for credit losses recorded by the Company due to the increased levels of off-balance sheet credit commitments. To estimate the reserve for off-balance sheet credit commitments the Company uses various Loan Equivalent (LEQ) factors that convert off-balance sheet exposures to loan equivalent amounts.  The Company then applies the same methodology used for the allowance for loan losses described in the “Critical Accounting Policies” section of the Form 10-K to the LEQ amounts.

Form 10-K - Note 5 — Proposed Revised Disclosure:

2005
Reserve for off-balance sheet credit commitments
Balance, beginning of the year	$11,751
Provision for credit losses	$3,845
Balance, end of year	$15,596

Note 9: Stock Option Plans, page A-22

7.              We note that during 2005, you segregated your optionee populations into two groups for purposes of determining the fair value of your options.  From your disclosure, it appears that this methodology is different from the methodology utilized in prior periods.  If so, please tell us how you determined this methodology was a more accurate measurement of the fair value of the options, and how you considered the need to obtain a letter of preferability from your independent auditors regarding this change in methodology.  Refer to Item 601(B) (18) of Regulation S-K.

The Company did not change the methodology to determine the fair value of stock options in 2005. The Company always segregated the population of the optionees into two groups: executives (that included only the Company’s CEO) and non-executives due to the differences in their exercise behavior. Upon the adoption of SFAS No.123(R) effective January 1, 2006, the Company refined its population of optionees in the executives group to include an additional 20 executives - the members of the Executive Committee. The disclosure you are referring to relates to the implementation of SFAS No. 123(R) and was included in the paragraph that describes 2005 and prior years’ methodology. This disclosure will be included in the 2006 Form 10-K disclosure on the implementation of SFAS No.123(R). As the changes in the optionee population in the executives group effective January 1, 2006 represent a change in estimate upon the adoption of a new accounting standard, and not a change in methodology, we deemed that the preferability letter from our independent auditors was not necessary.

This discussion, as revised, will be incorporated into the Company’s future periodic filings as requested.

The Company specifically acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (310) 888-6777.

Very truly yours,

Christopher J. Carey
Executive Vice President,
Chief Financial Officer

cc:            Michael B. Cahill
Executive VP
General Counsel & Secretary